As filed with the Securities and Exchange Commission on November 4, 2014

Registration No. 333-198838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIUMPH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Texas	6712	20-0477066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

(214) 365-6900

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Aaron P. Graft

President and Chief Executive Officer

Triumph Bancorp, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

(214) 365-6900

(Name, address, including zip code and telephone number, including area code, of agent for service)

With copies to:

Edward D. Herlihy, Esq. Mark F. Veblen, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Charles E. Greef, Esq. Michael G. Keeley, Esq. Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 Telephone: (214) 979-3000 Facsimile: (214) 880-0011

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	7,705,000	$16.00	$123,280,000	$15,585.14(3)

(1)	Includes 1,005,000 shares of common stock that the underwriters have the option to purchase pursuant to their purchase option.
(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Triumph Bancorp, Inc. is filing this Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-198838) as an exhibit only filing to file Exhibit 1.1. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibit. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the Registrant’s common stock, $0.01 par value, are as follows:

SEC registration fee	$15,585
FINRA filing fee	$18,992
Listing fees and expenses	$25,000
Transfer agent and registrar fees and expenses	$5,000
Printing fees and expenses	$250,000
Legal fees and expenses	$1,600,000
Accounting expenses	$730,000
Miscellaneous expenses	$200,000
Total	$2,844,577

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The TBOC permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its stockholders for conduct in performance of such director’s duties. Our charter provides that a director of the corporation will not be liable to the corporation or its stockholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its stockholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the stockholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the stockholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the stockholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our charter and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and our charter and bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our charter and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

Common Stock Offering

Beginning on December 13, 2012 and extending into 2013, we issued an aggregate of 3,667,065 shares of our common stock at the price of $11.58 per share, for net consideration of approximately $42.4 million. The net proceeds were used primarily to capitalize the Company to complete acquisitions. Subsequent to the closing of the offering, we issued an additional 91,406 shares of our common stock to six investors in privately negotiated transactions between April and July 2013 at prices between $11.58 and $11.93 per share.

In August 2014, we issued 444 shares of our common stock to two of our bank subsidiary directors at a price of $14.55 per share in order to permit such individuals to meet regulatory ownership requirements associated with their service on the board of Triumph Community Bank.

Exchange Offer to Holders of Class B Units

Beginning in January 2012, Triumph Commercial Finance raised approximately $7 million through the private placement of Class B Units. Concurrently with the December 13, 2012 offering, Triumph Savings Bank made an offer to the holders of those Class B Units to transfer and re-issue 8.6356 shares of our common stock for each outstanding Class B Unit and to make a cash payment equal to the accrued, but unpaid distributions at a rate of 8% per annum on such Class B Unit through January 30, 2013, in exchange for the Class B Units. We issued 506,209 shares of our common stock in connection with the offering.

Exchange Offer to Holders of Series A Preferred Stock

Beginning in January 2012, we raised approximately $5 million through the private placement of 50,000 units of Series A Preferred Stock. Concurrently with the December 13, 2012 offering, the Company made an offer to the holders of the Series A Preferred Stock to issue 8.6356 shares of our common stock for each outstanding share of Series A Preferred Stock and to make a cash payment equal to the accrued, but unpaid dividends at a rate of 8% per annum. We issued 38,860 shares of our common stock in connection with the offering.

Issuance of Warrant to TCC

On December 12, 2012, we issued a warrant to TCC for the purchase of 259,067 shares of our common stock. The TCC Warrant allows TCC to acquire common stock for $11.58 per share, subject to certain adjustments for the issuance of stock dividends on our common stock or any transaction resulting in a reclassification, exchange or similar effect on our common stock. The TCC warrant is exercisable for a period of ten years from the date of issuance. The TCC Warrant also provides TCC with certain registration rights with respect to the shares such that TCC can generally cause us to register the shares represented by the warrant if we propose to register any of our capital stock in a public offering. TCC has waived all of its registration rights under the TCC Warrant in connection with this offering.

Triumph Community Bank Acquisition

In October 2013, we issued an aggregate of 1,029,045 shares of our common stock and 51,956 shares of Series B Preferred Stock as stock consideration in connection with the completion of our acquisition of Triumph Community Bank.

The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) or its successor 4(a)(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dallas, Texas, on this 4th day of November, 2014.

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Aaron P. Graft President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ Aaron P. Graft Aaron P. Graft	President and Chief Executive Officer (Principal Executive Officer)	November 4, 2014

By:	/s/ R. Bryce Fowler R. Bryce Fowler	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 4, 2014

By:	* Carlos M. Sepulveda, Jr.	Director and Chairman	November 4, 2014

By:	* Charles A. Anderson	Director	November 4, 2014

By:	* Richard Davis	Director	November 4, 2014

By:	* Robert Dobrient	Director	November 4, 2014

By:	* Douglas M. Kratz	Director	November 4, 2014

By:	* Maribess L. Miller	Director	November 4, 2014

By:	* Michael P. Rafferty	Director	November 4, 2014

	Signature	Title	Date

By:	* C. Todd Sparks	Director	November 4, 2014

By:	* Justin N. Trail	Director	November 4, 2014

*By:	/s/ Adam D. Nelson Attorney-in-Fact

EXHIBIT INDEX

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement

3.1	Form of Second Amended and Restated Certificate of Formation of Triumph Bancorp, Inc.*

3.2	Form of Second Amended and Restated Bylaws*

4.1	Specimen common stock certificate of Triumph Bancorp, Inc.*

5.1	Opinion of Adam D. Nelson*

10.1†	Employment Agreement of Aaron P. Graft dated January 1, 2013*

10.2†	Employment Agreement of R. Bryce Fowler dated September 6, 2012*

10.3†	Employment Agreement of Ray Sperring dated July 1, 2012*

10.4†	Employment Agreement of Gail Lehmann dated August 16, 2012*

10.5†	Employment Agreement of Tricia Pittman dated September 20, 2012*

10.6†	Employment Agreement of Adam D. Nelson dated April 15, 2013*

10.7†	Triumph Bancorp, Inc. Amended and Restated Restricted Stock Plan dated January 1, 2014*

10.8†	Form of Triumph Bancorp, Inc. Amended and Restated Restricted Stock Plan Award Agreement*

10.9†	Triumph Bancorp, Inc. Senior Executive Incentive Plan*

10.10†	Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan*

10.11†	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan*

10.12†	Form of Indemnification Agreement*

10.13	Triumph Bancorp, Inc. Warrant to Triumph Consolidated Cos., LLC for the Purchase of Common Shares dated December 12, 2012*

21.1	Subsidiaries of Triumph Bancorp, Inc.*

23.1	Consent of Adam D. Nelson (contained in Exhibit 5.1)*

23.2	Consent of Crowe Horwath LLP relating to Triumph Bancorp, Inc.*

23.3	Consent of Crowe Horwath LLP relating to National Bancshares, Inc.*

23.4	Consent of Plante & Moran, PLLC relating to National Bancshares, Inc.*

24.1	Powers of Attorney (included on signature page)*

*	Previously filed.
†	Management contract or compensatory plan or arrangement.